AT&T Inc. (T)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

AT&T Shareholder since 2016

Shareholders can determine whether Mr. Matthew Rose deserves their against vote again.

AT&T is denying a live shareholder proposal presentation by telephone at it annual meeting.

Mr. Rose chairs the Governance Committee which is responsible.

The SEC issued guidance in 2020, 2021 and 2022 stating that in light of the possible difficulties for shareholder proponents to attend annual meetings in person to present their proposals during the Covid pandemic, the SEC staff encourages issuers to provide shareholder proponents with the ability to present their proposals through alternative means, such as by phone.

Unfortunately AT&T is trashing the SEC guidance for the 3rd year.

AT&T would not allow the proponents of shareholder proposals to read their proposals by telephone at the 2020 AT&T online annual meeting during the pandemic.

Please see:

AT&T investors denied a dial-in as annual meeting goes online

https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Mr. Rose received more than 900 million against votes from AT&T shareholders in 2021. This compares to less than 100 million against votes for certain other AT&T directors in 2021.

Shareholders can determine whether Mr. Rose deserves their against vote again

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.